Exhibit 99.1

Zhongchao Inc. Renews Contract with Johnson & Johnson (China) Limited, Extending the Cooperation since 2017

Shanghai, China, Aug. 4, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced the renewal of contract with Johnson & Johnson (China) Limited (“J&J”), pursuant to which the Company shall continue to serve as J&J’s vendor and partner in China, extending the long-standing cooperation between the Company and J&J in medical research, medical training and education, and brand building since 2017.

“As a Fortune Global 500 company and the largest pharma company in world measured by 2019 revenue (Fierce Pharma, April 2020), J&J has a strong presence in the Chinese market with multiple R&D centers and manufacturing facilities and has developed and introduced a large number of medical devices, pharmaceutical products and technologies (together, the “Products and Technologies”) in the Chinese markets. For example, during the 21 months ended October 2019, Xi’An Janssen, a majority owned subsidiary of J&J, was granted approval of over 22 new drugs or indications in China, covering psychiatry, hematology, solid tumors, immunology, infectious diseases, diabetes, and pulmonary hypertension, etc. The marketing and promotions of these newly introduced Products and Technologies create significant opportunities for vendors like Zhongchao,” commented Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao.

“We see the Chinese healthcare market remains in its early stage of development and believe it still has tremendous growth trajectory ahead of it. Through cooperation and partnership with leading pharmaceutical companies like J&J, Zhongchao is poised to capture its fair share of the growth in years to come,” concluded Mr. Yang.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692